Exhibit 99.1

BiondVax Appoints CRO to Conduct Pivotal Clinical Efficacy Phase 3 Trial

of its Novel Universal Flu Vaccine Candidate

Ness Ziona, Israel – March 13, 2018

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), developer of the Universal Flu Vaccine candidate M-001, announced today the signing of a Master Service Agreement (MSA) with a contract research organization (CRO) to conduct the first pivotal, clinical efficacy, Phase 3 trial of M-001.

Originally conceived in the lab of Professor Ruth Arnon at the Weizmann Institute of Science in Israel, M-001 is comprised of nine epitopes common to the vast majority of influenza virus strains including both influenza Type A and B. In M-001’s six successful completed clinical trials (two Phase 1/2 and four Phase 2) to-date, it has been shown to be safe, well-tolerated, and immunogenic to a broad range of influenza strains.

BiondVax’s pivotal, clinical efficacy, Phase 3 trial is planned to begin later this year, prior to the 2018/19 Northern Hemisphere flu season. 9,630 participants aged over 50 years will be enrolled across four to six countries in eastern Europe. The trial is expected to follow participants for up to two flu seasons. The European Medicines Agency (EMA)’s Committee for Medicinal Products for Human Use (CHMP) previously reviewed BiondVax’s Phase 3 trial plan, and accepts the entire approach in general and the study design in particular, thus enabling the Company to proceed. The CHMP stated that “a single pivotal efficacy trial that provides a robust demonstration of efficacy against laboratory-proven influenza like illness (ILI) could suffice for an approval.”1

Dr. Tamar Ben-Yedidia, BiondVax’s Chief Science Officer (CSO), commented, “Having worked on our universal flu vaccine since the very beginning and ushering it through many years of R&D and clinical trials, I am particularly proud to reach this exciting milestone. As far as we know, this is the world’s most clinically advanced universal flu vaccine. This winter’s flu season shows us once again the urgent need for an improved flu vaccine. I hope our vaccine will contribute to significant reduction of the economic and social burden of influenza.”

Additional information regarding the pivotal, clinical efficacy Phase 3 trial is published on clinicaltrials.gov website: www.clinicaltrials.gov/ct2/show/NCT03450915.

About BiondVax Pharmaceuticals Ltd

BiondVax is an advanced clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-season protection against current and future, seasonal and pandemic influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides, activating both arms of the immune system for a cross-protecting and long-lasting effect. In a total of 6 completed Phase 1/2 and Phase 2 human clinical trials, covering 698 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. BiondVax is traded on NASDAQ: BVXV. Please visit www.biondvax.com.

For further information, please contact:

BiondVax

Joshua Phillipson

+972-8-930-2529 x5105

j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, the prosecution and outcome of the Phase 3 trials, the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the United States Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resource and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange.

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1http://www.biondvax.com/2017/12/biondvax-plans-phase-3-clinical-trial-following-receipt-of-scientific-advice-from-the-european-medicines-agency-ema/